Exhibit 99.3

Zumiez Inc.

STOCK OPTION EXCHANGE PROGRAM

FREQUENTLY ASKED QUESTIONS (FAQ)

April 20, 2009

General Information

The following Frequently Asked Questions (“FAQ”) was prepared to address common questions that you may have about the proposed stock option exchange program (“Option Exchange Program”) of Zumiez Inc. (the “Company” or “Zumiez”).  Shareholder approval to amend the Company’s 2005 Equity Incentive Plan to permit the Option Exchange Program will be solicited at our annual meeting of shareholders, scheduled for May 27, 2009.

The information in this FAQ is based on the information contained in our proxy statement filed with the Securities and Exchange Commission (“SEC”) on April 20, 2009.  Even if shareholders approve the amendments to our 2005 Equity Incentive Plan to permit the Option Exchange Program, the Board of Directors (“Board”) or the Compensation Committee of the Board (“Compensation Committee”) may still later determine not to implement the program.  The information in this FAQ is provided as of April 20, 2009, and does not contain complete details about the Option Exchange Program.  Additional information about the proposed Option Exchange Program is available in our proxy statement.  For access to the proxy statement, please visit http://ir.zumiez.com or www.sec.gov.  Due to SEC regulations, Zumiez cannot advise you as to whether or not it will make sense for you to participate in the Option Exchange Program.

Frequently Asked Questions

1.  What is a stock option?

A stock option is a right to buy a share of Zumiez stock at a set price (also known as the grant, strike or exercise price) for a specified period of time.  The right to buy the share may continue into the future, but the purchase price is fixed when the stock option is granted.

2.  What is the Option Exchange Program?

At Zumiez, stock options constitute a key component of our incentive and retention programs, encouraging employees to act like owners of the business, motivating them to work toward the Company’s long-term success and rewarding their contributions by allowing them to benefit from increases in the value of Zumiez stock.

Due to the significant decline of Zumiez stock price over the last 18 months, many employees now hold stock options with exercise prices significantly higher than the current market price of Zumiez stock (such stock options are also known as “underwater” stock options).  The Option Exchange Program is a voluntary, one-time opportunity for eligible employees to surrender certain outstanding underwater stock options in exchange for a lesser amount of new stock options with a lower exercise price.  The number of new stock options would be determined using an exchange ratio designed to result in the new stock options having a fair value, for accounting purposes, approximately equal to the stock options that are exchanged.

3.  Who would be eligible to participate in the Option Exchange Program?

We anticipate that the Option Exchange Program would be open to all employees who hold eligible stock options other than the Company’s executive officers and Board members.  The Company’s executive officers and Board members would not be eligible to participate in the Option Exchange Program.  Although we intend to include all eligible employees, the Company may exclude certain eligible employees if, for any reason, the Compensation Committee believes that their participation would be illegal, inadvisable or impractical.

4.  What options would be eligible for exchange under the Option Exchange Program?

To be eligible for exchange, a stock option grant would have to:

(a) have an exercise price at or above the closing 52-week high trading price of Zumiez common stock as reported by the NASDAQ Global Select Market, measured from the commencement of the Option Exchange Program; and

(b) have been granted at least 17 months prior to the date that the Option Exchange Program commences.

Using the above criteria, we anticipate that most of the stock option grants awarded in 2006 and 2007 could potentially be eligible for the Option Exchange Program.

5.  Would unvested options be eligible for exchange under the Option Exchange Program?

Yes.  Under the Option Exchange Program, all options meeting the eligibility requirements described in Question 4 would be eligible for exchange, whether vested or unvested.

6.  When would the Option Exchange Program take place?

If shareholders approve the amendments to the Company’s 2005 Equity Incentive Plan on May 27, 2009 to permit the Option Exchange Program, the Company intends to commence the Option Exchange Program as soon as practicable after the annual meeting of shareholders, but in no event after six months of the date of shareholder approval.  From the time the Option Exchange Program commences, eligible employees will be given at least 20 business days to make an election to exchange their eligible stock options.  New stock option grants would be made the first business day after the close of the Option Exchange Program.  The Board retains the authority, in its sole discretion, to determine not to implement the Option Exchange Program even if shareholder approval is obtained.  If shareholders do not approve the proposed amendments to the Company’s 2005 Equity Incentive Plan, the Option Exchange Program will not take place.

7.  If I participate in the Option Exchange Program, how many stock options would I receive in a new stock option grant?

Eligible stock options would be surrendered in exchange for a lesser amount of options with a lower exercise price in a new stock option grant, based on a specified methodology for determining exchange ratios.  Zumiez would use an industry standard stock option valuation model to determine the actual exchange ratio to calculate the number of options granted in a new stock option grant.  The exchange ratio would be designed to result in a fair value, for accounting purposes, of the new stock option grant that is approximately equal to the fair value of the options that are exchanged.  The actual exchange ratio would be determined by the Compensation Committee shortly before the commencement of the Option Exchange Program.

8.  Can you provide me with an example of how the exchange ratio would work?

Although the exchange ratio cannot be determined at this time, below is a hypothetical example.

Assume the Option Exchange Program began on July 1, 2009, and the applicable closing 52-week high trading price was $23.00.  Under these assumptions, stock options with an exercise price above $23.00 per share that were granted at least 17 months prior (by February 1, 2008), would be eligible for the Option Exchange Program.  If, at the time the exchange ratio is set, the fair market value of Zumiez common stock were $8.50 per share, based on a standard option valuation method model of determining exchange ratios, the following exchange ratio would apply:

The Exchange Ratio Would be (Eligible Option to Replacement Option):
If the Exercise Price of an Eligible Option is between:

$23.00 to $41.86	2 : 1

The following illustrates how the exchange ratio would apply in the hypothetical exchange of eligible stock options:

Eligible Stock Option Grant	Exchange Ratio	New Stock Option Grant
1,000	2 : 1	500

9.  Why isn’t the exchange ratio 1-to-1 for all eligible stock options?

Underwater stock options have less value than the new stock options that would be granted in the Option Exchange Program; therefore, more underwater stock options would be required to equal the fair value of one new stock option.

10.  What would my new exercise price be?

The new stock option grant would be granted with an exercise price equal to the closing price of Zumiez common stock on the new stock option grant date (the next business day after the close of the Option Exchange Program) as reported by the NASDAQ Global Select Market.

11.  My eligible stock options are already vested.  Would my new stock options also be fully vested?

No.  All new stock options granted in the Option Exchange Program would be subject to a four year vesting schedule (as more fully described in Question 12).

12.  What would be the vesting schedule for the new stock option grant?

Each replacement option would be subject to a new four-year vesting schedule, and would vest in four equal annual installments beginning 12 months after the new stock option grant date.  This new vesting schedule would be the same for all replacement options, regardless of the vesting schedule of the preexisting options.

13.  If I elect to participate, when would I receive my new stock option grant?

The new stock option grant date would be the next business day after the close of the Option Exchange Program and can be viewed in your American Stock Transfer (AST) account shortly after the exchange takes place.

14.  Do I have to participate in the Option Exchange Program?

No.  Participation in the Option Exchange Program would be completely voluntary.  If you choose not to participate, you would keep all of your currently outstanding stock options, including stock options eligible for the Option Exchange Program, and you would not receive a new stock option grant.  No changes would be made to the terms of your current stock options if you decline to participate.

15.  If I choose to participate in the Option Exchange Program, do I have to exchange all of my eligible stock option grants?

No.  Under the Option Exchange Program, you would be able to exchange stock options on a grant-by-grant basis.  This means that you may choose to exchange some eligible grants, and choose not to exchange others.

16.  Can I exchange only a fractional portion of an eligible stock option grant?

No.  Under the Option Exchange Program, you would not be permitted to exchange only a fractional portion of an eligible stock option grant.  For example, if you have a single grant of 1,000 options, you would not be permitted to exchange only 300 options from the grant; you would be required to exchange either all 1,000 options or none.

17.  Can I exchange shares of Zumiez common stock that I acquired upon exercise of my Zumiez stock options?

No.  This offer would only apply to outstanding Zumiez stock options that are eligible under the Option Exchange Program.  You would not be able to exchange shares of Zumiez stock that you own outright.

18.  Will I be required to give up all of my rights under the exchanged stock options?

Yes.  On the closing date of the Option Exchange Program, the stock options you surrender in exchange for new stock options would be cancelled and you would no longer have any rights under those surrendered stock options.

19.  Will the terms and conditions of the new stock option grant be the same as the exchanged stock options?

No.  The new stock option grants would have a different exercise price and a different vesting schedule.  However, all other terms and conditions would generally be the same as the exchanged stock options.  The original 10-year contractual life of the option will not change.  In addition, the new stock option grants, just like the exchanged options, would be subject to the terms and conditions of the Company’s 2005 Equity Incentive Plan.

20.  What if I elect to participate and leave Zumiez before the Option Exchange Program ends?

If you elect to participate in the Option Exchange Program and your employment ends for any reason before you receive a new stock option grant, your exchange election would be cancelled and you would not receive a new stock option grant.  If this occurs, no changes would be made to the terms of your current stock options, and such options would be treated as if you had declined to participate in the Option Exchange Program.

21.  What if I elect to participate and then leave Zumiez after the new stock options are granted?

If you elect to participate in the Option Exchange Program and your employment ends for any reason after you receive a new stock option grant, your exchange election would be processed, and you would receive a new stock option grant.  Terms and conditions of the new stock option grant (including the vesting terms) would apply.

22.  Would I owe taxes if I participate in the program?

Generally, the exchange of eligible stock options should be treated as a non-taxable exchange, and no income should be recognized upon the grant of the new stock options for U.S. federal income tax purposes.  However, it is recommended that you consult your own accountant or financial advisor for additional information about your personal tax situation.

23.  Will Zumiez recommend that employees participate in the Option Exchange Program, if approved?

Due to SEC regulations, Zumiez cannot advise you as to whether or not it will make sense for you to participate in the Option Exchange Program (if approved).

24.  Where can I get more information about the Option Exchange Program?

a. You can read our proxy statement that was filed with the SEC on April 20, 2009. A copy of the proxy can be accessed at http://ir.zumiez.com or www.sec.gov.

b. You can read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available.  Copies of such documents can be accessed, when available, at http://ir.zumiez.com or www.sec.gov.  This additional, more detailed information will be provided to eligible employees at the time the Option Exchange Program commences.

We have not commenced the Option Exchange Program to which this communication pertains and will not do so unless we receive the requisite shareholder approval at our 2009 Annual Meeting of Shareholders on May 27, 2009.  Even if the requisite shareholder approval is obtained, we may still decide later not to implement the Option Exchange Program.  Zumiez will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the Option Exchange Program.  Persons who may be eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Option Exchange Program.  Zumiez shareholders and option holders will be able to obtain these written materials and other documents filed by Zumiez with the SEC free of charge from the SEC’s website at www.sec.gov.